Exhibit 99.2

Vicore Pharma Announces Third Quarter 2026 Financial Results and Provides Business Update

Stockholm, Sweden & Cambridge, Mass., November 5, 2026 – Vicore Pharma Holding AB (Nasdaq Stockholm: VICO, Nasdaq US: VCRE), a clinical-stage biopharmaceutical company unlocking the potential of angiotensin II type 2 receptor agonists, today announced its financial results for the quarter ended September 30, 2026, and provided a business update.

“The third quarter was a period of disciplined execution as ASPIRE advances toward its 52-week readout. Shortly after the period ended, the independent Data Monitoring Committee recommended that ASPIRE continue as planned following a pre-planned futility analysis, keeping us on track for topline results expected in mid-2027,” said Ahmed Mousa, Chief Executive Officer of Vicore Pharma. “We also advanced the regulatory, manufacturing, and operational groundwork for a potential Phase 3 trial so we can move quickly once the Phase 2b data are available. We enter the final quarter of the year with momentum, a strong balance sheet, and growing recognition of buloxibutid's potential in IPF.”

Significant events during the third quarter

●

In July, Vicore’s American Depositary Shares com‐menced trading on the Nasdaq Capital Market in the United States under the ticker symbol “VCRE”. The U.S. Listing is a dual listing that complements Vicore’s existing listing on Nasdaq Stockholm under the ticker symbol “VICO”.

●

In July, Vicore appointed Rob Slack, PhD, FRSB, as Chief Scientific Officer. Dr. Slack joined Vicore from GSK, where he served as Vice President and Head of Respiratory Biology, and succeeded Johan Raud, MD, PhD, who transitioned to the role of Senior Advisor.

●

In September, Vicore presented new data at the Euro‐pean Respiratory Society Congress 2026, including an oral presentation on the design and baseline charac‐teristics of patients enrolled in the global Phase 2b ASPIRE trial and a poster presentation highlighting translational findings supporting the mechanism of action of buloxibutid.

Significant events after the period

●

In October, the independent Data Monitoring Commit‐tee (iDMC) for the Phase 2b ASPIRE trial evaluating buloxibutid in idiopathic pulmonary fibrosis (IPF) rec‐ommended that the trial continue without modification following a pre-planned futility analysis. The iDMC also completed its regular safety and benefit-risk review and raised no concerns.

Financial overview

July 1 – September 30, 2026

●	Net revenues amounted to SEK 0.6 million and SEK 0.8 million for the three months ended September 30, 2026 and 2025, respectively.
●	Operating loss amounted to SEK 133.3 million and SEK 116.0 million for the three months ended September 30, 2026 and 2025, respectively.

Vicore Pharma Holding AB (publ) | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden
   Phone: +46 (0)31 78 80 560  |  VAT nr SE556680380401  |  www.vicorepharma.com

●	Loss for the period amounted to SEK 124.3 million and SEK 113.5 million for the three months ended Septem‐ber 30, 2026 and 2025, respectively.
●	Loss per share, before and after dilution, amounted to SEK 0.44 and SEK 0.48 for the three months ended September 30, 2026 and 2025, respectively.
●

As of September 30, 2026, cash, cash equivalents, and short-term investments amounted to SEK 772.0 million, equivalent to USD 77.4 million (SEK 1,166.7 million, equivalent to USD 126.8 million as of December 31, 2025).

January 1 – September 30, 2026

●	Net revenues amounted to SEK 3.4 million and SEK 3.4 million for the nine months ended September 30, 2026 and 2025, respectively.
●	Operating loss amounted to SEK 418.7 million and SEK 318.7 million for the nine months ended September 30, 2026 and 2025, respectively.
●	Loss for the period amounted to SEK 387.4 million and SEK 340.4 million for the nine months ended Septem‐ber 30, 2026 and 2025, respectively.
●	Loss per share, before and after dilution, amounted to SEK 1.38 and SEK 1.45 for the nine months ended September 30, 2026 and 2025, respectively.

Financial summary of the group

Amounts in SEK million	2026 Jul-Sep	2025 Jul-Sep	2026 Jan-Sep	2025 Jan-Sep	2025 Jan-Dec
Net revenues	0.6	0.8	3.4	3.4	3.8
Operating loss	(133.3)	(116.0)	(418.7)	(318.7)	(452.4)
Loss for the period	(124.3)	(113.5)	(387.4)	(340.4)	(477.5)
Loss per share, before/after dilution (SEK)[1]	(0.44)	(0.48)	(1.38)	(1.45)	(1.99)
Research and development expenses/ operating expenses (%)[2]	78.8	84.6	79.0	85.5	84.8
Equity at the end of the period	725.4	798.7	725.4	798.7	1,095.5
Cash flows used in operating activities	(137.5)	(100.4)	(407.6)	(293.0)	(375.7)
Cash and cash equivalents and short-term investments at the end of the period	772.0	835.8	772.0	835.8	1,166.7

Amounts in USD[3] million	2026 Jul-Sep	2025 Jul-Sep	2026 Jan-Sep	2025 Jan-Sep	2025 Jan-Dec
Net revenues	0.1	0.1	0.4	0.3	0.4
Operating loss	(13.8)	(12.2)	(44.6)	(32.0)	(46.1)
Loss for the period	(12.9)	(11.9)	(41.3)	(34.2)	(48.6)
Loss per share, before/after dilution (USD)[1]	(0.05)	(0.05)	(0.15)	(0.15)	(0.20)
Research and development expenses/ operating expenses (%)[2]	78.8	84.6	79.0	85.5	84.8
Equity at the end of the period	72.7	84.8	72.7	84.8	119.1
Cash flows used in operating activities	(14.2)	(10.5)	(43.4)	(29.4)	(38.3)
Cash and cash equivalents and short-term investments at the end of the period	77.4	88.8	77.4	88.8	126.8

1.	No dilutive effect arises for potential common shares for periods when the result is negative or when the exercise price for options or share awards exceeds the average market price.

Vicore Pharma Holding AB (publ) | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden
   Phone: +46 (0)31 78 80 560  |  VAT nr SE556680380401  |  www.vicorepharma.com

2.	Alternative performance measure (APM). Defined on page 19 of the interim report.

3.

Corresponding USD amounts have been translated using exchange rates published by Sveriges Riksbank. Income statement amounts are translated using the average exchange rate for the respective period, while balance sheet amounts are translated using the closing exchange rate at the reporting date. For the third quarter, the average exchange rates applied were SEK/USD 9.64939 and 9.52099 for 2026 and 2025, respectively. For the nine-month periods ended September 30, the average exchange rates applied were SEK/USD 9.38891 and 9.95083 for 2026 and 2025, respectively. For the year ended December 31, 2025, the average exchange rate applied was SEK/USD 9.82205. Balance sheet amounts were translated using the closing exchange rates of SEK/USD 9.97886 as of September 30, 2026, SEK/USD 9.41700 as of September 30, 2025 and SEK/USD 9.20133 as of December 31, 2025.

Interim report, Q3 2026: https://vicorepharma.com/investors/financial-reports/

For further information, please contact:

Hans Jeppsson, Chief Financial Officer, +46 (0)70 553 14 65, hans.jeppsson@vicorepharma.com

About Vicore Pharma Holding AB

Vicore Pharma is a clinical-stage biopharmaceutical company unlocking the potential of a new class of drugs with disease-modifying potential in respiratory and fibrotic diseases, including idiopathic pulmonary fibrosis (IPF). The company’s lead program, buloxibutid, is an oral small-molecule angiotensin II type 2 receptor agonist, which received Orphan Drug and Fast Track designations from the United States Food and Drug Administration and is currently being investigated in the global 52-week Phase 2b ASPIRE trial in IPF. Vicore Pharma is publicly listed on Nasdaq Stockholm (VICO) and Nasdaq US (VCRE). www.vicorepharma.com

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Vicore's ongoing Phase 2b ASPIRE clinical trial; the potential clinical benefits, safety, and efficacy of buloxibutid; clinical development timelines, including expected timing of topline data from the ASPIRE trial and continued development plans for buloxibutid; strategic and business plans; financial position and the anticipated cash runway. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, references to those risks identified in the section entitled “Risk Factors” in Vicore Pharma’s filings with the U.S. Securities and Exchange Commission and discussed in Vicore Pharma’s Swedish filings and its press releases. Vicore Pharma cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Vicore Pharma disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Vicore Pharma’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.

Vicore Pharma Holding AB (publ) | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden
   Phone: +46 (0)31 78 80 560  |  VAT nr SE556680380401  |  www.vicorepharma.com